EXHIBIT 12.1
APPROACH RESOURCES INC.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months
	Ended
	September 30,	Years Ended December 31,
(in thousands, except ratios)	2009	2008	2007	2006	2005	2004

COMPUTATION OF (LOSS) EARNINGS:
(Loss) earnings before income taxes	$(3,264)	$35,497	$2,601	$32,958	$19,086	$(266)
Fixed charges	1,370	1,320	5,564	3,776	1,201	12

	$(1,894)	$36,817	$8,165	$36,734	$20,287	$(254)

COMPUTATION OF FIXED CHARGES:
Interest expense(1)	$1,353	$1,311	$5,551	$3,766	$1,193	$6
Implicit interest in rent	17	9	13	10	8	6

	$1,370	$1,320	$5,564	$3,776	$1,201	$12

Ratio of (loss) earnings to fixed charges(2)	— (3)	27.89x	1.47x	9.73x	16.89x	— (3)

(1)	For purposes of computing this ratio, we have excluded interest income from interest expense amounts reported on the consolidated statements of operations.

(2)	The ratio has been computed by dividing (loss) earnings by fixed charges. For purposes of computing the ratio, (i) (loss) earnings consist of (loss) income before income taxes, and (ii) fixed charges consist of interest expense and a portion of rentals representative of an implicit interest factor for such rentals.

(3)	Due to our net loss for the nine months ended September 30, 2009, and the year ended December 31, 2004, the coverage ratios for these periods were less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $3.3 million for the nine months ended September 30, 2009, and $0.3 million for the year ended December 31, 2004.